vtech

RECEIVED

2008 JUL -9 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF259-32/08
Direct Line : (852) 2680 5041 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact YW CHANG / Vicki LAU / Helen AU)

08004635

SUPPL

7th July 2008

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re: VTech Holdings Limited (the "Company")
Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the final results of the Company for the year ended 31st March 2008 as published on the websites of the Hong Kong and London stock exchanges as well as the website of the Company for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

PROCESSED
SEP 03 2008
THOMSON REUTERS

Y.W. CHANG
Company Secretary

Encl.

c.c. Ms. Judy I Kang
ADR Div., The Bank of New York Mellon (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Kammy Yuen
ADR Div., The Bank of New York Mellon (Hong Kong)
Fax No. 2877 0863
(with enclosure)

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 303)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

PERFORMANCE HIGHLIGHTS

- Record revenue and profit
- Group revenue increased by 6.0% to US$1,552.0 million
- Profit attributable to shareholders rose by 17.9% to US$215.7 million
- Net profit margin expanded 1.4% points to 13.9%
- Net cash topped US$285.4 million
- Final dividend of US51.0 cents per share, total dividend per share for the year (exclude a special dividend of US30.0 cents per share in the financial year 2007) up 26.0%

The directors of VTech Holdings Limited ("the Company") announce the results of the Company and its subsidiaries ("the Group") and associates for the year ended 31st March 2008 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2008

	Note	**2008 US$ million**	2007 US$ million
Revenue	2	**1,552.0**	1,463.8
Cost of sales		**(969.0)**	(923.8)
Gross profit		**583.0**	540.0
Selling and distribution costs		**(248.5)**	(238.6)
Administrative and other operating expenses		**(54.3)**	(62.2)
Research and development expenses		**(51.3)**	(45.2)
Operating profit	2&3	**228.9**	194.0
Net finance income		**8.7**	7.5
Share of results of associates		**-**	-
Profit before taxation		**237.6**	201.5
Taxation	4	**(21.9)**	(18.6)
Profit attributable to shareholders		**215.7**	182.9
Interim dividend	5	**29.1**	21.5
Special dividend	5	**-**	71.7
Final dividend	5	**124.2**	98.0
Earnings per share (US cents)	6		
- Basic		**89.4**	76.6
- Diluted		**88.2**	75.1

CONSOLIDATED BALANCE SHEET
As at 31st March 2008

	Note	2008 US$ million	2007 US$ million
Non-current assets			
Tangible assets		**101.3**	78.4
Leasehold land payments		**3.8**	3.7
Deferred tax assets		**6.9**	5.5
Investments		**0.2**	0.2
		112.2	87.8
Current assets			
Stocks		**132.4**	124.1
Debtors and prepayments	7	**229.2**	203.4
Financial assets at fair value through profit or loss		**14.7**	-
Taxation recoverable		**0.7**	1.6
Deposits and cash		**285.4**	246.5
		662.4	575.6
Current liabilities			
Creditors and accruals	8	**(262.1)**	(256.5)
Provisions		**(46.4)**	(47.9)
Taxation payable		**(9.3)**	(11.5)
		(317.8)	(315.9)
Net current assets		**344.6**	259.7
Total assets less current liabilities		**456.8**	347.5
Non-current liabilities			
Deferred tax liabilities		**(4.5)**	(4.2)
Net assets		**452.3**	343.3
Capital and reserves			
Share capital		**12.1**	11.9
Reserves		**440.2**	331.4
Shareholders' funds		**452.3**	343.3

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st March 2008

	Note	2008 US$ million	2007 US$ million
Operating activities			
Operating profit		**228.9**	194.0
Depreciation of tangible assets	3	**29.0**	24.2
Amortisation of leasehold land payments	3	**0.1**	0.1
Loss on disposal of tangible assets	3	**0.5**	1.3
(Increase)/decrease in stocks		**(8.3)**	9.7
Increase in debtors and prepayments		**(25.5)**	(19.8)
Increase/(decrease) in creditors and accruals		**5.6**	(11.2)
Decrease in provisions		**(1.5)**	(1.4)
Cash generated from operations		**228.8**	196.9
Interest received		**8.7**	7.5
Taxes paid		**(24.5)**	(15.1)
Net cash generated from operating activities		**213.0**	189.3
Investing activities			
Proceeds from disposal of tangible assets		**0.5**	0.2
Purchase of financial assets		**(15.0)**	-
Purchase of tangible assets		**(47.1)**	(37.2)
Net cash used in investing activities		**(61.6)**	(37.0)
Financing activities			
Proceeds from issued shares upon exercise of share options		**5.7**	0.4
Dividends paid	5	**(127.9)**	(155.3)
Net cash used in financing activities		**(122.2)**	(154.9)
Effect of exchange rate changes		**9.7**	6.7
Increase in cash and cash equivalents		**38.9**	4.1
Cash and cash equivalents at beginning of the year		**246.5**	242.4
Cash and cash equivalents at end of the year		**285.4**	246.5
Analysis of the balance of cash and cash equivalents			
Deposits and cash		**285.4**	246.5

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

	Note	**2008 US$ million**	2007 US$ million
Shareholders' funds at 1st April		**343.3**	306.2
Exercise of share options		**5.9**	0.4
Realisation of hedging reserve		**9.8**	4.1
Fair value losses on hedging during the year		**(10.8)**	(4.7)
Capital reserve on employee share option scheme		**0.9**	1.2
Exchange translation differences		**15.4**	8.5
Net gains and (losses) not recognised in the income statement		**21.2**	9.5
Profit attributable to shareholders		**215.7**	182.9
Dividends approved and paid during the year	5	**(127.9)**	(155.3)
Shareholders' funds at 31st March		**452.3**	343.3

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and the Bermuda Companies Act 1981.

The International Accounting Standards Board has issued a number of new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. The adoption of the new and revised IFRSs has no significant impacts to the financial statements of the Group for the years ended 31st March 2008 and 31st March 2007, except for the presentation requirements following the adoption of IFRS 7, Financial Instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures.

IFRS 7, Financial instruments: Disclosures

As a result of the adoption of IFRS 7, the financial statements included expanded disclosure about the significance of the financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial Instruments: Disclosure and presentation.

IAS 1, Presentation of financial statements: Capital disclosures

The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The other accounting policies have been consistently applied by the Group.

2. Segment information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information by geographical market is presented below:

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America - the operations are principally the sale and distribution of telecommunication and electronic products.

Europe - the operations are principally the sale and distribution of telecommunication and electronic products.

Asia Pacific - the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

Year ended 31st March 2008

		North America US$ million	**Europe US$ million**	**Asia Pacific US$ million**	**Others US$ million**	**Total US$ million**
i	Revenue	**868.2**	**590.0**	**56.1**	**37.7**	**1,552.0**
	Operating profit	**113.3**	**96.7**	**10.5**	**8.4**	**228.9**
ii	Total assets	**128.6**	**119.1**	**525.2**	**1.7**	**774.6**
	Total liabilities	**52.0**	**41.7**	**228.2**	**0.4**	**322.3**
iii	Capital expenditure	**0.9**	**0.4**	**45.8**	**-**	**47.1**
	Depreciation	**1.5**	**1.0**	**26.5**	**-**	**29.0**
	Amortisation of leasehold land payments	**-**	**-**	**0.1**	**-**	**0.1**
	Other non-cash expenses	**5.9**	**2.1**	**5.0**	**0.4**	**13.4**

Year ended 31st March 2007

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	880.9	499.8	51.4	31.7	1,463.8
	Operating profit	105.3	75.5	6.1	7.1	194.0
ii	Total assets	134.0	81.5	446.6	1.3	663.4
	Total liabilities	66.5	35.1	215.8	2.7	320.1
iii	Capital expenditure	1.3	0.7	35.2	-	37.2
	Depreciation	1.6	0.8	21.8	-	24.2
	Amortisation of leasehold land payments	-	-	0.1	-	0.1
	Other non-cash expenses	7.8	3.6	12.4	-	23.8

3. Operating profit

The operating profit is arrived at after charging the following:

	2008 US$ million	2007 US$ million
Depreciation of tangible assets	**29.0**	24.2
Amortisation of leasehold land payments	**0.1**	0.1
Loss on disposal of tangible assets	**0.5**	1.3

4. Taxation

	2008 US$ million	2007 US$ million
Current tax		
- Hong Kong	**16.3**	14.9
- Overseas	**6.8**	3.9
(Over)/under-provision in respect of prior years		
- Overseas	**(0.1)**	0.1
Deferred tax		
- Origination and reversal of temporary differences	**(1.1)**	(0.3)
	21.9	18.6

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

5. Dividends

	2008 US$ million	2007 US$ million
Interim dividend of US12.0 cents (2007: US9.0 cents) per share declared and paid	**29.1**	21.5
Special dividend in respect of 2007 of US30.0 cents per share declared and paid	**-**	71.7
	29.1	93.2
Final dividend of US51.0 cents (2007: US41.0 cents) per share proposed after the balance sheet date	**124.2**	98.0

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The final dividend of US41.0 cents per ordinary share for the year ended 31st March 2007, but proposed after that date, was estimated to be US$98.0 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 3rd August 2007. This final dividend was approved by shareholders at the Annual General Meeting on 3rd August 2007. As a result of shares issuance upon exercise of share options during the period between 1st April 2007 and 3rd August 2007, the final dividend paid in respect of the year ended 31st March 2007 totaled US$98.8 million.

6. Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$215.7 million (2007: US$182.9 million).

The basic earnings per share is based on the weighted average of 241.2 million (2007: 239.0 million) ordinary shares in issue during the year. The diluted earnings per share is based on 244.7 million (2007: 243.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7. Debtors and prepayments

At 31st March 2008, total debtors and prepayments of US$229.2 million (31st March 2007: US$203.4 million) include trade debtors of US$182.2 million (31st March 2007: US$178.7 million).

An ageing analysis of net trade debtors by transaction date is as follows:

	2008	2007
	US$ million	US$ million
0-30 days	**88.8**	83.6
31-60 days	**48.1**	49.1
61-90 days	**30.3**	27.4
>90 days	**15.0**	18.6
Total	**182.2**	178.7

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

8. Creditors and accruals

At 31st March 2008, total creditors and accruals of US$262.1 million (31st March 2007: US$256.5 million) include trade creditors of US$106.2 million (31st March 2007: US$101.9 million).

An ageing analysis of trade creditors by transaction date is as follows:

	2008	2007
	US$ million	US$ million
0-30 days	**53.3**	51.6
31-60 days	**27.7**	26.2
61-90 days	**17.7**	15.1
>90 days	**7.5**	9.0
Total	**106.2**	101.9

DIVIDENDS

The Board of Directors (the "Board") have recommended the payment of a final dividend of US51.0 cents per ordinary share payable on 8th September 2008 to shareholders in respect of the year ended 31st March 2008 whose names appear on the register of members of the Company as at the close of business on 5th September 2008 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be payable in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 27th August 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 29th August 2008 to 5th September 2008, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company no later than 4:00 p.m., the local time of the share registrars, on Thursday, 28th August 2008.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda; the branch registrar in the United Kingdom is Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom; and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

Despite challenging economic conditions, VTech reported record revenue and profit, and we were able to expand net profit margin for a third consecutive year. We have built a solid foundation for our operations, as we strengthened our leading positions in the telecommunication products (TEL) and electronic learning products (ELP) industries and increased our profile in contract manufacturing services (CMS).

The solid result reflects the success of our strategy, with its focus on four key areas:

- Product innovation
- Gains in market share
- Geographic expansion
- Operational excellence

Results

Revenue for the Group increased by 6.0% over the financial year 2007 to US$1,552.0 million. Profit attributable to shareholders rose by 17.9% to US$215.7 million, while earnings per share increased 16.7% to US89.4 cents. The Board of Directors has proposed a final dividend of US51.0 cents per ordinary share. Together with the interim dividend of US12.0 cents per share, this gives a total dividend for the year of US63.0 cents per ordinary share. Excluding a special dividend of US30.0 cents per share in the financial year 2007, the total dividend per share for the financial year 2008 increases 26.0% over the previous financial year. The increase in dividend payout demonstrates our commitment to shareholders and the strength of our operations.

Operations

Rising costs posed a challenge to all our businesses during the financial year 2008. High oil prices led to increased prices for plastics while higher commodity prices generally fed into increased prices for other raw materials used in our manufacturing. At the same time, operating and labour costs continued to rise in mainland China, compounded by inflation and a strong appreciation of the Renminbi against the US dollar.

While these increases pressured all manufacturers, VTech continued to build on its track record of achieving margin improvement, based on our know-how in R&D and manufacturing. We have leveraged our economies of scale, re-engineered our products and increased our productivity through better utilisation of our manufacturing capacity. At the same time, stringent quality control ensured that our products met customer expectations, helping to raise sales at our businesses.

The TEL business posted higher revenue, despite a decline in US sales. In North America, we pursue a branded business strategy selling under the VTech and AT&T brands, and the overall US market contracted owing to the slowing economy. We nonetheless increased market share as our product innovation enabled us to gain a lead over the competition. In particular, we are benefiting from the convergence of the market towards DECT 6.0 technology, where we have a very well received product line-up.

The stronger performance came from the Original Design Manufacturing (ODM) business, under which we manufacture products for major fixed line telephone operators in Europe and other well-known brand names. We are also increasingly selling to distributors in the Asia Pacific and other emerging markets, with notable sales growth from India, Brazil and Australia.

Revenue at the ELP business reached another record high, led by continuing strength in the traditional ELPs. We secured more shelf space in North America and Europe, and gained further ground in emerging markets. With the basic V.Smile console now in its fourth year, sales of the V.Smile range slowed and in the calendar year 2008 we have added three new members to the V.Smile family to augment the basic console.

The CMS business achieved record revenue for the fourth consecutive year and we are increasingly raising our profile in the electronic manufacturing services industry. The business was able to mitigate the impact of cost increases through economies of scale and leveraging the Group's procurement power. We also succeeded in passing on some cost increases to customers.

Outlook

It is prudent not to foresee growth for the financial year 2009, as economic conditions in our markets, especially the United States, are worsening. In addition, cost pressures will continue due to the high oil price, rising labour costs and inflation in mainland China.

Nevertheless, we remain positive about our future. Our track record in product innovation, dominant position in many markets, strong balance sheet and operational excellence should allow us to strengthen our competitive position. We will continue to manage costs closely and focus on our four strategic drivers for expansion.

In the TEL business, ODM business is expected to grow, as competition weakens and we continue to develop emerging markets. In addition to geographic expansion, we are looking to the future of the telecommunications industry and developing innovative products to capture the potential presented by new technologies. In December 2007, we formed a joint venture with Funkwerk Enterprise Communications GmbH (FEC) to develop integrated access devices that will start to contribute to sales in the final quarter of the financial year 2009.

Although we expect the branded business in North America to be affected by the slowing US economy, we have developed new product categories that will bring incremental sales. In the third quarter of the financial year 2009, our first AT&T office headsets will be on the shelf and at the beginning of 2009 our new range of enterprise phones for medium sized business will be available.

In the ELP business, market conditions will be challenging. Not only is the US economy slowing, but competition is increasing, while the benefit we have reaped from an appreciating Euro are unlikely to continue.

Nonetheless, the global toy business has historically performed relatively well during economic downturns. We also have a sound strategy that should allow us to grow the business. Continued innovation in products remains at the core of this strategy and this will help rejuvenate the V.Smile range. V-Motion™, an interactive educational gaming system that engages both minds and bodies, is already on the shelves. It will be joined by Cyber Pocket™, a new handheld version to complement the V.Smile Pocket™. Both of these products feature USB connectivity, offering more value to consumers.

Following the success of V.Smile, which brought a new dimension to the ELP business, we are working to create other new categories that can become major growth drivers. One of the new product lines to be launched during the financial year 2009 is KidiCreative™, which offers high tech creative play for children.

The prospects for the CMS business look promising and we anticipate further sales increases from both existing and new customers. We will continue to focus on medium sized customers and maintain our edge in quality and cost. In mid 2007, we set up a six sigma team to improve operational efficiency and this is beginning to yield results. Work processes are being streamlined and automation increased in order to reduce the dependence on labour, raise productivity and improve product quality. We are also consolidating our supplier base, strengthening relationships with fewer suppliers to ensure we achieve the most favourable pricing.

Proposed London Delisting

VTech is currently listed on both the Hong Kong Stock Exchange and the London Stock Exchange, and the Board has been considering whether this dual listing arrangement is beneficial to the Company and its shareholders. After careful consideration, the Board has come to the view that the relatively significant compliance costs and administrative burdens of maintaining a London listing are not justified by the very limited trading volume of the Company's shares in that market, and hence it is no longer in the Company's best interest to maintain its listing status on the London Stock Exchange. Accordingly, we propose to delist from the London Stock Exchange, while maintaining our listing on the Hong Kong Stock Exchange and a Special General Meeting will be convened in due course, and a circular will be despatched to shareholders.

Appreciation

As ever, I would like to thank my fellow directors and all staff for their efforts throughout the year, which have made it successful despite difficult operating conditions.

We should not underestimate the challenges that lie ahead, but with leadership in our markets, a strong balance sheet and a highly efficient manufacturing capability, VTech should benefit in the longer term from the industry consolidation that will ensue.

REVIEW OF OPERATIONS

Telecommunication Products (TEL)

Revenue for the financial year 2008 at the TEL business rose 4.1% over the previous financial year to US$688.0 million. The business accounted for 44.3% of Group revenue, against 45.1% in the previous financial year.

In contrast to the financial year 2007, growth was mainly driven by increased sales to Europe, Asia Pacific and other emerging markets, where we mainly operate an ODM business.

Sales to Europe grew by 42.9% to US$180.3 million, representing 26.2% of the total TEL revenue. Growth was mainly buoyed by increasing sales to existing customers as we were able to offer them more price competitive products through our new technology platform. Sales to the Asia Pacific and other emerging markets also rose by 126.1% and 32.3% respectively, with notable sales growth from Australia, Brazil and India.

Adding to our ODM business, in December 2007, we entered into a joint venture with Funkwerk Enterprise Communications GmbH (FEC), a leading supplier of network and communications solutions based in Germany. Under the joint venture arrangement, FEC will provide the expertise and software platform for the development of integrated access devices, whereas VTech will be responsible for hardware design and manufacturing. The first shipment is expected in the final quarter of the financial year 2009.

Sales to North America, where we operate a branded business, declined by 7.3% to US$476.8 million. Although sales to Canada increased markedly owing to expanded distribution channels, this could not offset the sales decline in the United States where customers reduced inventory in anticipation of an economic slowdown. During the financial year 2008, North America represented 69.3% of total TEL revenue.

Despite the US slowdown, VTech continued to outperform the competition, gain market share and maintain its number one position, combining the market shares of the VTech and AT&T brands, in the US cordless phone market. To strengthen our leadership position in design and technology innovations further, we launched many groundbreaking new products in early 2008.

On the technology side, VTech added to its track record of industry "firsts" by introducing a cordless phone with instant messaging capability, the IS6110, which features an extra-large, high-resolution colour LCD and a full Qwerty keyboard.

The new AT&T DECT 6.0 series, meanwhile, brought to the market phones that deliver the best range and voice clarity using a proprietary antenna technology.

In cutting edge design, we extended the popular V.Mix range through the launch of the LS6117 DECT 6.0 cordless phone, which allows users to customise handsets with their own graphics. Our new V.Style series also created a new trend and standard in stores, offering high-end industrial design cordless telephones to consumers.

Electronic Learning Products (ELP)

The ELP business delivered its third consecutive year of record performance in the financial year 2008, with revenue increasing by 8.0% to US$615.7 million. This is equivalent to 39.7% of total Group revenue, as compared to 39.0% in the previous financial year.

Growth mainly came from Europe, where we maintained our long-established leadership position in our principal markets, as revenue grew by 13.5% over the previous financial year to US$296.1 million. Sales in North America also posted gains, growing 3.5% to US$291.1 million.

Innovative products, supported by increased shelf space, are the main drivers for this sales expansion. Traditional ELPs led the way, with strong sales across the board. Sales of Whiz Kid PC Learning System™ (Whiz Kid), a product for preschoolers, however, were not up to expectation. This notwithstanding, Whiz Kid's tremendous value and rich contents have been recognised by the market and it was named one of "Dr. Toy's 10 Best High Tech Products 2007".

The maturing of the basic V.Smile platform led to an easing off in sales of both consoles and cartridges. Consequently, contribution of the V.Smile range to total ELP sales declined to 40.7%, compared to 51.0% in the previous financial year. Nonetheless, the V.Smile console and cartridges continued to be the top selling platform items in the electronic preschool category in the United Kingdom, France and Germany in the calendar year 2007.

To augment the basic console, three new members of the V.Smile family have been launched in the calendar year 2008. The new V-Motion console combines educational video gaming with a wireless motion-activated controller. Together with the associated game titles, it creates an interactive gaming experience that engages both minds and bodies. The new Cyber Pocket joins the existing V.Smile Pocket in our offering of handheld educational gaming systems. This product features a writing pad and a flip-up, high quality LCD display. To complete the line-up, PC Pal™ is an interactive TV educational game console equipped with a wireless keyboard, a mouse and a writing pad. With the associated game titles, it teaches basic computer skills such as typing and mouse manipulation to children as young as three years old.

Both V-Motion and Cyber Pocket include V.Link™, a USB drive that connects children to VTech's secure online sites to unlock bonus games and track their learning progress. These new V.Smile products are also compatible with the entire existing V.Smile Smartridge library, which, in calendar year 2008, is joined by eight new titles. These new titles include Kung Fu Panda, WALL•E, Thomas & Friends, Mickey Mouse Clubhouse, Dora the Explorer, Scooby-Doo, Wonder Pets, as well as Spiderman & Friends.

In addition to this strengthened V.Smile family, major product launches in the calendar year 2008 also include the KidiCreative line and Create-A-Story™. KidiCreative is a line of products that offer high tech creative play for children. It includes the award-winning Kidizoom Camera™, KidiArt Studio™, KidiJamz Studio™ music keyboard and KidiDoodle™ game pad. Create-A-Story is a TV connected interactive reading system that empowers children with the ability to create their own animated stories involving their favourite Disney characters.

Contract Manufacturing Services (CMS)

The CMS business achieved a fourth consecutive record performance, with revenue for the financial year 2008 increasing by 6.5% over the financial year 2007 to US$248.3 million. The business accounted for 16.0% of Group revenue, against 15.9% in the previous financial year. The growth was mainly driven by new customers in the areas of professional audio equipment and radio frequency products.

With a strong commitment to providing high quality and flexible services to medium sized customers, we continued to build our reputation in the Electronic Manufacturing Services industry and are increasingly winning business through word-of-mouth recommendation. This is especially true in the field of professional audio equipment, which as a result became the largest product category of the CMS business in the financial year 2008, accounting for 26.8% of total CMS revenue. This category was followed by switching mode power supplies at 25.4%, home appliances at 13.0% and wireless products at 13.0%.

Geographically, North America showed greater momentum than Europe, raising its share of total CMS revenue from 36.6% in the previous financial year to 40.4% in the financial year 2008. Europe remained the largest market of the CMS business, accounting for 45.7% of total CMS revenue, followed by Asia Pacific at 13.9%. During the financial year 2008, the business made good progress in developing Japanese customers, who have been impressed by our new dedicated facility.

The quality of the service we offer was again evidenced by a number of supplier awards. These included one in recognition of outstanding collaboration and execution in manufacturing from a customer in the field of wireless products, and one acknowledging that we had met the highest supplier standards for a customer in the field of solid-state lighting system.

Despite continued cost pressures, the CMS business has been able to mitigate the impact of cost increases through economies of scale and leveraging the procurement power of the Group. We were also able to pass on some cost increases to customers. In the middle of the calendar year 2007, the business initiated a six sigma project in order to achieve further cost improvements.

REVIEW OF FINANCIAL RESULTS

Revenue

The Group revenue for the year ended 31st March 2008 increased by 6.0% over the previous financial year to US$1,552.0 million as a result of an increase in revenue from its three core businesses.

The TEL business recorded a 4.1% increase in revenue to US$688.0 million. This performance was driven by the continued strong demand in Europe, Canada, Asia Pacific and other emerging markets such as Australia, Brazil and India. Revenue from the European market rose by 42.9% or US$54.1 million over the previous financial year to US$180.3 million mainly due to increasing orders from existing customers. Revenue from the Asia Pacific and other regions also rose by 126.1% and 32.3% respectively. In North America, revenue declined by 7.3% over the previous financial year to US$476.8 million as customers reduced inventory in anticipation of an economic slowdown in the United States.

The ELP business achieved another year of growth in revenue with a 8.0% year-on-year increase to US$615.7 million for the financial year 2008. It was mainly attributable to the increased shelf space and innovative products. The growth in revenue from traditional products range led the way and with good sales across the board. The new platform, the Whiz Kid PC Learning System™, launched during the financial year 2008, also contributed to the increase in revenue. With the basic V.Smile platform maturing, sales of the V.Smile range as a proportion of total ELP sales declined to 40.7%, as compared to 51.0% in the previous financial year.

For the CMS business, revenue increased by 6.5% over the previous financial year, reaching US$248.3 million. The growth was mainly driven by new customers in the areas of professional audio equipment and radio frequency products. The CMS business continued to build reputation in the electronic manufacturing services industry through its strategy of providing high quality and flexible services to medium sized customers.

The Group's revenue from its three core businesses was: 44.3% from the TEL business, 39.7% from the ELP business and 16.0% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 55.9% of Group revenue for the financial year 2008. Europe and Asia Pacific accounted for 38.0% and 3.6% respectively. This change in the relative contribution of the three regions mainly reflects the sales increase from all of the Group's businesses in Europe, which more than offset the sales reduction at the TEL business in North America, while the ELP and CMS businesses also achieved growth in North America.

Gross Profit/Margin

The gross profit for the financial year 2008 was US$583.0 million, an increase of US$43.0 million compared to the US$540.0 million recorded in the previous financial year. Gross margin for the year improved from 36.9% to 37.6%. With measures implemented to enhance operational efficiency in the manufacturing process, better product engineering and higher productivity, the Group was able to improve the gross profit margin in the financial year 2008, although all businesses continued to suffer from the impact of rising labour costs in China, the appreciation of the Renminbi and raw material cost increase.

Operating Profit/Margin

The operating profit for the year ended 31st March 2008 was US$228.9 million, an increase of US$34.9 million or 18.0% over the previous financial year. The improvement mainly came from an increase in gross profit resulting from the overall growth in revenue at the three core businesses and the improvement in gross profit margin. The operating profit margin also improved from 13.3% in the previous financial year to 14.7% in the financial year 2008.

Selling and distribution costs increased by 4.1% from US$238.6 million in the previous financial year to US$248.5 million in the financial year 2008. The increase was mainly attributable to the increased spending on advertising and promotional activities at the ELP business. However, selling and distribution costs as a percentage of Group revenue actually decreased from 16.3% in the previous financial year to 16.0% in the financial year 2008, owing to tight control over operating costs.

Administrative and other operating expenses decreased from US$62.2 million in the previous financial year to US$54.3 million in the financial year 2008. An exchange gain of US$10.7 million was recorded under administrative and other operating expenses in the financial year 2008 because of the appreciation of the Euro, Sterling and the Canadian dollar against the US dollar, as compared to a smaller exchange gain of US$3.1 million recorded in the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses slightly decreased by US$0.3 million compared to the previous financial year. Administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, actually improved from 4.5% in the previous financial year to 4.2% in the financial year 2008.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2008, the Group spent US$51.3 million on R&D activities, which represented around 3% of total Group revenue.

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2008 was US$215.7 million, an increase of US$32.8 million as compared to the previous financial year. The ratios of EBIT and EBITDA to revenue were 14.7% and 16.6% respectively.

Basic earnings per share for the year ended 31st March 2008 were US89.4 cents as compared to US76.6 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US12.0 cents per share, which aggregated to US$29.1 million. The directors have proposed a final dividend of US51.0 cents per share, which will aggregate to US$124.2 million. The total dividend for the year amounts to US63.0 cents per share. Excluding a special dividend of US30.0 cents per share in the financial year 2007, the total dividend per share for the financial year 2008 increases 26.0% over the previous financial year.

Liquidity and Financial resources

Shareholders' funds as at 31st March 2008 were US$452.3 million, a 31.8% increase from the US$343.3 million reported for the financial year 2007. The net assets per share increased by 29.2% from US$1.44 to US$1.86.

As at 31st March 2008 and 2007	**2008 US$ million**	2007 US$ million
Cash	**285.4**	246.5
Less: Total interest bearing liabilities	-	-
Net cash position	**285.4**	246.5
Currency-linked deposits	**14.7**	-
	300.1	246.5

As at 31st March 2008, the net cash plus currency-linked deposits with principal protected had increased to US$300.1 million, up 21.7% from US$246.5 million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within one year.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working Capital

As at 31st March 2008 and 2007 All figures are in US$ million unless stated otherwise	**2008**	2007
Stocks	**132.4**	124.1
Average stocks as a percentage of Group revenue	**8.3%**	8.8%
Turnover days	**72 days**	68 days
Trade debtors	**182.2**	178.7
Average trade debtors as a percentage of Group revenue	**11.6%**	11.7%
Turnover days	**65 days**	65 days

The stock balance as at 31st March 2008 increased by 6.7% over the balance at 31st March 2007 to US$132.4 million. The increase in stock level is primarily to meet anticipated sales orders in the first quarter of the financial year 2009. The turnover days increased from 68 days to 72 days. The trade debtors balance as at 31st March 2008 was US$182.2 million as compared to US$178.7 million in the previous financial year. The turnover days were 65 days, the same as in the previous financial year. The increase in trade debtors balance as at 31st March 2008 was mainly due to an increase in revenue in the fourth quarter when compared with the corresponding period of the previous financial year. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers of our ODM business tend to have a longer settlement period.

Capital Expenditure

For the year ended 31st March 2008, the Group invested US$47.1 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

Capital Commitments and Contingencies

The Group will incur capital expenditure of US$32.0 million in the financial year 2009 for ongoing business operations. In addition, we are planning to further invest US$25.2 million to build the third manufacturing facilities in Qingyuan, northern Guangdong province in the next three years.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

The average number of employees for the financial year 2008 was 29,000, an increase of 2.8% from 28,200 in the previous financial year. Employee costs for the year ended 31st March 2008 were approximately US$157 million, as compared to approximately US$138 million in the financial year 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the year ended 31st March 2008, the Company has complied with all the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the HK Listing Rules and to a large extent, the recommended best practices in the Code except for the deviations from code provision A.2.1 of the Code as described below.

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Dr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board, as four out of seven of our directors are independent non-executive directors. The Board believes the appointment of Dr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Full details on the subject of corporate governance are set out in the Company's 2008 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The Audit Committee, comprising three independent non-executive directors, is chaired by Dr. Raymond CH'IEN Kuo Fung with Dr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee held two meetings during the year. It reviewed work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and receives regular reports from the internal audit functions in accordance with the Committee's terms of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors. The Group's annual results for the year ended 31st March 2008 have been reviewed by the Audit Committee and agreed by the Group's external auditors.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 to the HK Listing Rules and Annex 1 to Rule 9 of the Listing Rules of the Financial Services Authority in the United Kingdom regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

As at the date of this announcement, the Executive Directors of the Company are Dr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Edwin YING Lin Kwan and Dr. PANG King Fai. The Independent Non-executive Directors are Dr. Raymond CH'IEN Kuo Fung, Dr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 3rd July 2008

Website: http://www.vtech.com
http://www.irasia.com/listco/hk/vtech

END